UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549


                               SCHEDULE 13G
                 Under the Securities Exchange Act of 1934

                            (Amendment No. 1)*


                         GLOBECOMM SYSTEMS INC.
                             (Name of Issuer)

                               Common Stock
                      (Title of Class of Securities)

                                 37956X103
                              (CUSIP Number)

                                June 7, 2012
            (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

   ( ) Rule 13d-1(b)
   (x) Rule 13d-1(c)
   ( ) Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting Persons initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 (Act) or otherwise subject to the liabilities of that section Of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



1.     Names of Reporting Persons:

       Utility Service Holding Company, Inc. (USHC)

2.     Check the Appropriate Box if a Member of a Group (1)
	 (A) ( )
	 (B) ( )

3.     SEC use Only

4.     Citizenship or Place of Organization:

       Delaware

Number of              5. Sole Voting Power: 529,735 shares
Shares
Beneficially           6. Shared Voting Power: 0 shares
Owned by
Each                   7. Sole Dispositive Power: 0 shares
Reporting
Person With:           8. Shared Dispositive Power: 529,735 shares

9.     Aggregate Amount Beneficially Owned by Each Reporting Person

       529,735

10.    Check if the Aggregate Amount in Row (9) Excludes Certain
       Shares: ( )

11.    Percent of Class Represented by Amount in Row (9)

       2.32%

12.    Type of Reporting Person

       CO

Item 1. (a) Name of Issuer

       GLOBECOMM SYSTEMS INC.

Item 1. (b) Address of Issuers Principal Executive Offices

       45 Oser Avenue
       Hauppague, NY  11788

Item 2. (a) Name of Person Filing:

       Utility Service Holding Company, Inc.

Item 2(b). Address or Principal Business Office, or, if none, Residence:

       P.O. Box 120, Warthen, GA 31094

Item 2(c). Citizenship:

       Delaware, USA

Item 2.	(d) 	Title of Class of Securities:

       Common Stock

Item 2.	(e)  CUSIP No.:

       37956X103

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

       Not Applicable

       (a) ( ) Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

       (b)  ( ) Bank as defined in Section 3(a)(6) of the Act
                (15 U.S.C. 78c);

       (c) ( ) Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

       (d) ( ) Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

       (e)  ( ) An investment adviser in accordance with
                Section 240.13d-1(b)(1)(ii)(E);

       (f)  ( ) An employee benefit plan or endowment fund in accordance with
                Section 240.13d-1(b)(1)(ii)(F);

       (g)  ( ) A parent holding company or control person in accordance
                Section 240.13d-1(b)(1)(ii)(G);

       (h) ( ) A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

Item 4. Ownership.

       (a)   Amount beneficially owned: 529,735 shares

       (b)   Percent of class: 2.32%

       (c)   Number of shares as to which the person has:

             (i) Sole power to vote or to direct the vote: 529,735 shares

             (ii) Shared power to vote or to direct the vote: 0 shares

             (iii) Sole power to dispose or to direct the disposition of:
                                                        0 shares

             (iv) Shared power to dispose or to direct the disposition of:
                                                        529,735 shares

Item 5. Ownership of Five Percent or Less of a Class

       If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:
       (X)

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

       Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired The Security Being Reported on By the Parent Holding Company:

       Not applicable

Item 8. Identification and Classification of Members of the Group

       Not applicable

Item 9. Notice of Dissolution of Group

       Not applicable

Item 10. Certification pursuant to Rule 13d-1(c):

       By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                               Signature

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 25, 2012


                               Utility Service Holding Company, Inc.


                               /s/ Carl S. Cummings, Sr.
                               By: Carl S. Cummings, Sr.
                               Title: President






4650635